Mail Stop 3561
								August 23, 2005

Mr. Francis Mailhot
OSK Capital III Corp.
1 Place Ville-Marie, Suite 2821
 Montreal, Qc, CANADA H3B 4R4

Re:	OSK Capital III Corp.
Item 4.01 Form 8-K
   	Filed May 18, 2005
File No. 000-30023

Dear Mr. Mailhot:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of letter. Feel free to call us at the telephone numbers listed at the end of this letter.


1. Confirming our telephone conversation today, it appears that the disclosure in the second paragraph under Item 4.01(a) is incorrect and/or needs to be clarified.

2. Revise to cover the issuer`s two most recent fiscal years or any later interim period the principal accountant on whom the principal accountant expressed reliance in its report, resigned or was dismissed; the small business issuer must furnish all the information prescribed by Item 304(a) (1) (i) through (iv).


3. In this regard, we note that you now make reference to Schwartz Leveisky Feldman LLP as the auditor for the fiscal years ended
December 31, 2003 and 2004. However, the report in Form 10-KSB for
December 31, 2004 does make reference to other auditors.

4. In their report dated March 16, 2004, Comiskey & Company does opine with no reservation on the financial statements for the two fiscal years ended 2002 and 2003. However, we could find no Form 8-K filed to report the dismissal or resignation of Comiskey &
Company;
nor does the Form 8-K filed 5/18/05 specify when Schwartz Levitsky Feldman LLP was engaged to replace Comisky & Company. Please file a
Form 8-K to report the change in auditors in accordance with all the requirements prescribed by Item 304(a) (1) (i) through (iv) of Regulation S-B.

5. Please revise the Form 8-K dated 5/03/ 2005 filed 5/18/2005 to correct or clarify the disclosures prescribed by Item 304(a) (1)
(i)
through (iv) of Regulation S-B.

6. We note that while a Form 8-K apparently was not filed to report the dismissal of Comiskey & Company, the Form 8-K dated 5/03/2005 was not filed timely. We encourage you to follow the time requirements for filing the information required by Item 304(a) (1) (i) through
(iv) of Regulation S-B. Please be advised that the requirements of
Item 4.01 of Form 8-K require its report within four business days of the termination of the relationship with the former accountant

7. We note that Schwartz Levitsky Feldman LLP has not filed the letter required by Exhibit 16 of Form 8-K regarding the Form 8-K
filed 5/18/2005.   We request you remind the auditor of its
responsibility to comply with the timing requirements of Form 8-K. In that regard, a letter should be filed as soon as possible. Please note that the Item 4.01 Form 8-K is incomplete without this letter.
For future reference, note that the Exhibit 16 letter must be filed by the issuer within ten business days from the date the Form 8-K is filed with an Item 4.01 event.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call the undersigned at
(202)
551-3392 or in my absence, Terence O`Brien at (202) 551-3355.

							Sincerely,


							Donald G. Wiland
							Accountant

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Francis Mailhot
OSK Capital III Corp.
August 23, 2005
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